140 Scott Drive
Menlo Park, California 94025
Tel: +1.650.328.4600 Fax: +1.650.463.2600
www.lw.com

FIRM / AFFILIATE OFFICES
	Barcelona	New Jersey
	Brussels	New York
	Chicago	Northern Virginia
	Frankfurt	Orange County
	Hamburg	Paris
	Hong Kong	San Diego
May 14, 2008	London	San Francisco
	Los Angeles	Shanghai
	Madrid	Silicon Valley
	Milan	Singapore
	Moscow	Tokyo
John Reynolds, Assistant Director	Munich	Washington, D.C.
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission	File No. 039215-0005
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	bebe stores, inc.
Form 10-KSB for Fiscal Year Ended July 7, 2007
File No. 0-24395

Dear Mr. Reynolds:

On behalf of bebe stores, inc. (the “Company”), we are hereby filing this letter to address a verbal comment received from the Staff of the Securities and Exchange Commission (the “Commission”).

Schedule 14A

Compensation Discussion and Analysis, page 10

Response:  In response to the Staff’s comment, in its fiscal 2008 Compensation Discussion and Analysis the Company will provide a quantitative discussion of the terms of the necessary targets for the Company’s named executive officers necessary to be achieved to earn cash incentive bonuses and performance-based restricted stock unit bonuses.  For fiscal 2008,  the Company will not seek to omit any specific targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K.

* * *

I hope the foregoing answers are responsive to your comments.  Please do not hesitate to contact me by telephone at (650) 463-3060 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Tad J. Freese

Tad J. Freese
of LATHAM & WATKINS LLP

cc:	Susann Reilly
Walter Parks
Larry Smith